

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 25, 2017

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

    Re: Virtusa Corporation
           Form 10-K for the fiscal year ended March 31, 2016
           Filed May 27, 2016
           File No. 001-33625

Dear Mr. Canekeratne:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Craig D. Wilson

           Craig D. Wilson
           Sr. Asst. Chief Accountant
           Office of Information Technologies
           and Services